UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

TABLE OF CONTENTS

1.                  Intelligent Content Enterprises Inc. News Release issued by the Company on February 9, 2016, as filed on Sedar on February 9, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 9, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

For immediate release

ICE Enters into LOI to Acquire

Global Content & Proprietary Technology Platform Digital Widget Factory

Toronto, Canada February 9, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “EGFDD”) (“ICE” or the “Corporation”), announces that it has signed a Letter of Intent to acquire all of the assets of Digital Widget Factory Inc. (“DWF”), in an all-stock transaction (the “Acquisition”).

Operating an expanding portfolio of over 300 web sites, available in over 50 languages, DWF is a global, multi-language proprietary online content creation, management and advertising platform that powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real time to desktop, mobile and portable devices. DWF delivers multilingual online and mobile technology to support online marketing, Ecommerce sales and content management. DWF also has the capability to manage and promote high value 3rd party online content to a worldwide audience.

The Acquisition is structured to be an asset purchase transaction paid by the issuance by ICE of 14.9 Million restricted common shares of Buyer and the issuance of 5.75 Million Redeemable Preferred Shares (with convertible provisions to units consisting of 1 common share and 1 common share purchase warrant) (the “Asset Purchase Price”) such that the total number of shares issued or issuable by ICE in full satisfaction of the Asset Purchase Price shall not exceed 26.4 million shares to DWF and its stakeholders.

The Acquisition is subject to the satisfaction of due diligence conditions, the execution of a definitive acquisition agreement and the completion of all necessary approvals and expected to close on or about February 29, 2016.

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.